FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...Ö..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MATERIAL FACT

Celulosa Arauco y Constitución S.A.

Securities Registry Registration No. 42

Santiago, April 10, 2014

Mr. Carlos Pavez Tolosa

Superintendent

Superintendency of Securities and Insurance

Avda. Libertador Bernardo O’Higgins 1449

Dear Sir,

The undersigned, on behalf of the corporation named Celulosa Arauco y Constitución S.A., henceforth the “Company” or “Arauco”, both domiciled in the Metropolitan Region of Chile, Avenida El Golf No. 150, Floor 14, Commune of Las Condes, registered in the Chilean Securities Registry under No. 42, Chilean Tax Identification No. 93.458.000-1, duly empowered for these purposes, hereby communicates the following material information in relation to the Company, its business, its securities of public offering or the offer of the same, pursuant to article 9 and second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by this Superintendency:

As of the date hereof, the Company has placed bonds in the local market; which were issued in dematerialized and bearer form. Their most relevant conditions are the following:

1. A) “Q” Series Bonds, issued against the Company’s line of bonds approved by the Board on April 9, 2009, and registered in the Securities Registry of the Superintendency of Securities and Insurance under No. 588, on June 4, 2009. In turn, the abovementioned series was approved by the Board on March 14, 2014, and it was recorded by Resolution (Oficio) No. 8261 of the abovementioned Superintendency, dated March 27, 2014.

This placement was made for an aggregate amount of 2,000,000 Unidades de Fomento (“UF”) for a 7-year term. Interest shall accrue as of April 1, 2014, and will be payable semi-annually on April 1 and October 1 of each year, commencing on October 1, 2014. The principal will be repayable semi-annually in 8 installments, on April 1 and October 1 of each year, commencing on October 1, 2017 and continuing until April 1, 2021.

The offering was placed at an issuance rate of 2.65%.

The “Q” Series Bonds shall accrue over the non-paid principal, denominated in UF, a coupon interest of 3% per year, compounded, accrued and calculated over the basis of two equal semesters of 180 days, equal to a rate of 1.4889% per semester.

B) “R” Series Bonds, also issued against the Company’s line of bonds approved by the Board on April 9, 2009, and registered in the Securities Registry of the Superintendency of Securities and Insurance under No. 588, on June 4, 2009. In turn, the abovementioned series was approved by the Board on March 14, 2014, and it was recorded by Resolution (Oficio) No. 8261 of the abovementioned Superintendency, dated March 27, 2014.

This placement was made for an aggregate amount of 5,000,000 UF for a 21-year term. Interest shall accrue as of April 1, 2014, and will be payable semi-annually on April 1 and October 1 of each year, commencing on October 1, 2014. The principal will be repayable in one installment, on April 1, 2035.

The offering was placed at an issuance rate of 3.60%.

The “R” Series Bonds shall accrue over the non-paid principal, denominated in UF, a coupon interest of 3.60% per year, compounded, accrued and calculated over the basis of two equal semesters of 180 days, equal to a rate of 1.7841% per semester.

2. These series of bonds have a local risk rating of AA-.

3. The underwriter in charge of this placement was IM Trust S.A., Corredores de Bolsa, a company with which there is no ownership relation.

4. The spread obtained for the “Q” Series over the bond issued by the Central Bank of Chile in UF (“BCU”) for 5 years was 94 basis points. The spread obtained for the “R” Series over the bond issued by the Central Bank of Chile in UF (“BCU”) for 20 years was 133 basis points.

5. Other relevant conditions of the bonds are the following:

i) The “Q” Series Bonds and the “R” Series Bonds may be redeemed as of April 1, 2017.

ii) The Bonds will have no guarantee.

iii) The proceeds obtained from the aforementioned placement shall be used to repay or prepay the Company's short-term or long-term liabilities, or those of its subsidiaries, whether denominated in national or foreign currency.

It is estimated that the abovementioned bond placement shall have no significant effects on the Company’s income statements.

Yours sincerely,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Manuel Enrique Bezanilla Urrutia

Chairman of the Board

c.c.

- Santiago Stock Exchange (Bolsa de Comercio de Santiago). La Bolsa Nº 64, Santiago

- Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile). Huérfanos 770, piso 14, Santiago

- Valparaíso Stock Exchange (Bolsa de Valores de Valparaíso). Casilla 218-V, Valparaíso

- Bondholders’ Representative (Representante de Tenedores de Bonos) (Banco Santander). Bandera 140, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)
Date: April 17, 2014	By:	/s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
Title: Chief Executive Officer